UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

         -----------------------------------------------

                          SCHEDULE 13D

                       (Amendment No. 55)

            Under the Securities Exchange Act of 1934

                        MIDWAY GAMES INC.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           598-148-104
                         (CUSIP Number)

                       Sumner M. Redstone
                         200 Elm Street
                   Dedham, Massachusetts 02026
                    Telephone: (781) 461-1600
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                        June 3, 2004
     (Date of Event which Requires Filing of this Statement)


   ----------------------------------------------------------

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

CUSIP No. 598-148-104            Schedule 13D/A
-----------------------------------------------------------------
(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
-----------------------------------------------------------------
                    SUMNER M. REDSTONE
                    S.S. No.
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
Instructions)
/  / (a)
-----------------------------------------------------------------
/  / (b)
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Sources of Funds (See Instructions)      PF
-----------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
-----------------------------------------------------------------
(6)  Citizenship or Place of Organization   United States
-----------------------------------------------------------------

Number of           (7)  Sole Voting Power          42,676,495**
  Shares                                    ---------------------
Beneficially        (8)  Shared Voting Power         6,024,971*
 Owned by                                    --------------------
   Each             (9)  Sole Dispositive Power     42,676,495**
Reporting                                       -----------------
Person With         (10) Shared Dispositive Power    6,024,971*
-----------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    48,701,466*
-----------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
-----------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11) 71.39
                                                       PERCENT
-----------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)      IN

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*Includes shares owned by National Amusements, Inc.
** Does not include 17,500 shares owned by Mr. Sumner Redstone's wife, Mrs. Paula Redstone, over which she has sole dispositive and voting power. Includes shares that Mr. Sumner Redstone has the right to acquire from Mr. Neil Nicastro pursuant to a Stock Purchase Agreement that is described more fully in Amendment No. 55 to this
   Schedule 13D. Prior to acquiring shares pursuant to this agreement, Mr. Sumner Redstone is not entitled to any rights as a shareholder of the Issuer with respect to such shares.

CUSIP No. 598-148-104
                         Schedule 13D/A
-----------------------------------------------------------------
(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    NATIONAL AMUSEMENTS, INC.
-----------------------------------------------------------------
                    I.R.S No.  04-2261332
-----------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of Group (See
Instructions)

/  / (a)
-----------------------------------------------------------------
/  / (b)
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------

(4)  Sources of Funds (See Instructions)
-----------------------------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items
2(d) or 2(e).
-----------------------------------------------------------------

(6)  Citizenship or Place of Organization               Maryland
-----------------------------------------------------------------

Number of           (7)  Sole Voting Power          0
  Shares                                    ---------------------
Beneficially        (8)  Shared Voting Power        6,024,971
Owned by                                      -------------------
   Each             (9)  Sole Dispositive Power     0
Reporting                                        ----------------
Person With         (10) Shared Dispositive Power   6,024,971
                                               ------------------
-----------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    6,024,971
-----------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
-----------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)   8.83
						       PERCENT
-----------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)      CO

-----------------------------------------------------------------

Item 1.   SECURITY AND ISSUER.

          This Amendment No. 55 amends the Statement on Schedule 13D previously filed with the SEC by Mr. Sumner M. Redstone and National Amusements, Inc. ("NAI") with respect to the voting common stock, $.01 par value per share (the "Common Shares"), of Midway Games Inc. (the "Issuer"), a Delaware corporation, with its principal executive office located at 2704 West Roscoe Street, Chicago, IL 60618.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

	The purchases of Common Shares by Mr. Sumner M. Redstone have been made by using his personal funds as well as through margin and cash accounts at Bear Stearns.

Item 4.   PURPOSE OF TRANSACTION

	Item 4 is hereby supplemented as follows.

      	On June 3, 2004, Mr. Sumner M. Redstone entered into an agreement with Mr. Neil D. Nicastro pursuant to which, Mr. Redstone agreed, subject to certain terms and conditions, to purchase an aggregate of 1,250,000 Common Shares at a purchase price of $11.33 per share, for an aggregate purchase price of $14,162,500. Mr. Redstone will purchase from Mr. Nicastro 100,000 Common Shares on each of twelve successive business days beginning on June 7, 2004, and 50,000 Common shares on the thirteenth business day following June 7, 2004.


Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

   (a) NAI is currently the beneficial owner, with shared dispositive and voting power, of 6,024,971 Common Shares, or approximately 8.83 PERCENT, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by Midway to be issued and outstanding as of May 6, 2004).

   (b) Mr. Sumner M. Redstone is currently the beneficial owner, with sole dispositive and voting power, of 42,676,495 Common Shares,or approximately 62.56 PERCENT, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by Midway to be issued and outstanding as of May 6, 2004). As a result of his stock ownership in NAI, Mr. Sumner M. Redstone is deemed the beneficial owner of an additional 6,024,971 Common Shares of the issued and outstanding Common Shares of the Issuer, for a total of 48,701,466 Common Shares, or approximately 71.39 PERCENT of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by Midway to be issued and outstanding as of May 6, 2004).

    (c) In addition to the transaction refered to in item 4 above, transactions effected since the filing of the Statement on Schedule 13D Amendment No. 54 filed with the SEC on
        June 2, 2004:
        All the following transactions were executed by Bear Stearns, New York, N.Y.

	DATE		        NO.SHARES      PRICE
	6/2/2004		71,200		11.38
	6/2/2004		52,900		11.32
	6/2/2004		52,000		11.35
	6/2/2004		47,900		11.34
	6/2/2004		41,900		11.37
	6/2/2004		41,400		11.30
	6/2/2004		23,800		11.36
	6/2/2004		21,500		11.31
	6/2/2004		19,300		11.33
	6/2/2004		18,100		11.39
	6/2/2004		17,100		11.42
	6/2/2004		14,600		11.49
	6/2/2004		12,200		11.41
	6/2/2004		9,100		11.29
	6/2/2004		8,900		11.50
	6/2/2004		7,200		11.45
	6/2/2004		6,000		11.43
	6/2/2004		5,600		11.25
	6/2/2004		5,400		11.28
	6/2/2004		4,500		11.26
	6/2/2004		4,000		11.24
	6/2/2004		3,900		11.40
	6/2/2004		3,500		11.44
	6/2/2004		2,400		11.27
	6/2/2004		1,500		11.48
	6/3/2004		37,500		11.22
	6/3/2004		37,100		11.20
	6/3/2004		32,900		11.19
	6/3/2004		26,600		11.24
	6/3/2004		26,500		11.25
	6/3/2004		25,800		11.23
	6/3/2004		25,200		11.26
	6/3/2004		23,100		11.21
	6/3/2004		21,700		11.18
	6/3/2004		18,700		11.29
	6/3/2004		16,500		10.90
	6/3/2004		16,500		11.30
	6/3/2004		11,400		10.99
	6/3/2004		10,500		10.91
	6/3/2004		10,300		11.10
	6/3/2004		8,500		10.96
	6/3/2004		8,500		11.07
	6/3/2004		8,200		11.15
	6/3/2004		7,700		11.09
	6/3/2004		7,700		11.32
	6/3/2004		7,300		11.34
	6/3/2004		7,000		11.27
	6/3/2004		6,600		11.17
	6/3/2004		6,600		11.28
	6/3/2004		6,200		10.98
	6/3/2004		5,100		11.16
	6/3/2004		5,000		11.14
	6/3/2004		3,700		11.00
	6/3/2004		3,500		11.08
	6/3/2004		3,300		10.97
	6/3/2004		2,700		11.13
	6/3/2004		2,700		11.33
	6/3/2004		2,400		10.93
	6/3/2004		2,300		10.95
	6/3/2004		2,100		10.84
	6/3/2004		2,000		10.79
	6/3/2004		1,900		11.12
	6/3/2004		1,800		10.92
	6/3/2004		1,800		11.11
	6/3/2004		1,600		11.02
	6/3/2004		1,500		10.87
	6/3/2004		1,400		11.04
	6/3/2004		1,100		11.05
	6/3/2004		1,000		10.85
	6/3/2004		1,000		11.06
	6/3/2004		800		11.31
	6/3/2004		500		10.80
	6/3/2004		200		10.88
	6/3/2004		100		10.81


Item 6.   CONTRACTS, ARRAGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
          WITH RESPECT WITH SECURITIES OF THE ISSUER.

          Item 6 is hereby supplemented as follows:

          On June 3, 2004, Mr. Sumner M. Redstone entered into an agreement with Mr. Neil D. Nicastro pursuant to which, Mr. Redstone agreed, subject to certain terms and conditions, to purchase an aggregate of 1,250,000 Common Shares at a purchase price of $11.33 per share, for an aggregate purchase price of $14,162,500. Mr. Redstone will purchase from Mr. Nicastro 100,000 Common Shares on each of twelve successive business days beginning on June 7, 2004, and 50,000 Common Shares on the thirteenth business day following June 7, 2004.


Item 7.   MATERIAL TO BE FILED AS EXHIBITS

     A joint filing agreement between Mr. Sumner M. Redstone and National Amusements, Inc. is attached hereto as Exhibit 1.

     A Stock Purchase Agreement between Mr. Sumner M. Redstone and Mr.Neil D. Nicastro, dated as of June 3, 2004, is attached hereto as Exhibit 2.



                           SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.




June 04, 2004                       /s/ Sumner M. Redstone
                                   ----------------------
                                   Sumner M. Redstone,
                                   Individually


                                   National Amusements, Inc.


                                   By:  /s/ Sumner M. Redstone
                                   ---------------------------
                                   Name: Sumner M. Redstone,
                                   Title:Chairman and Chief
                                         Executive Officer



                         TABLE OF EXHIBITS
                         -----------------

EXHIBIT             DESCRIPTION
-------             -----------
   1                Joint Filing Agreement

   2                A Stock Purchase Agreement between Mr.Sumner
                    M. Redstone and Mr.Neil D. Nicastro



                           EXHIBIT 1
                           ---------


                     JOINT FILING AGREEMENT

          The undersigned hereby agree that the Statement on
          Schedule 13D, dated April 15, 1998 (the "Schedule 13D"), with respect to the Common Stock, par value $.01 per share, of Midway Games Inc. is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 30th day of July, 2002.


                         NATIONAL AMUSEMENTS, INC.


                         By: /s/ Sumner M. Redstone
                             ----------------------
                              Sumner M. Redstone
                              Chairman and
                              Chief Executive Officer


                         By: /s/ Sumner M. Redstone
                             ----------------------
                              Sumner M. Redstone
                               Individually



                           EXHIBIT 2
                           ---------

                   STOCK PURCHASE AGREEMENT

           STOCK PURCHASE AGREEMENT (this "Agreement"), dated as of June 3, 2004, between Neil D. Nicastro (the "Seller") and Sumner
M. Redstone (the "Purchaser").

           WHEREAS, the Seller wishes to sell to the Purchaser, and the Purchaser wishes to purchase from the Seller, an aggregate number of 1,250,000 shares (the "Shares") of common stock, $.01 par value per share (the "Common Stock"), of Midway Games Inc., a Delaware corporation (the "Company"), for a price of $11.33 per Share, upon the terms and subject to the conditions set forth herein;

           WHEREAS, the sale and purchase of the Shares shall take place at multiple Closings (as defined below) on the dates, in the specific amounts and for the respective aggregate Purchase Prices (as defined below) set forth in Schedule I to this Agreement;

           NOW, THEREFORE, in consideration of the promises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, the Seller and the Purchaser hereby agree as follows:

1.	Purchase and Sale.

1.1	Purchase and Sale of the Shares.  Upon the terms and subject to the conditions of this Agreement, at each Closing, the Seller shall sell, assign, transfer, convey and deliver, or cause to be sold, assigned, transferred, conveyed and delivered, to the Purchaser, and the Purchaser shall purchase, the number of Shares designated for such Closing in the column headed "Number of Shares" on Schedule I to this Agreement.

1.2	Purchase Price.  In consideration for the sale and transfer of the
        Shares, at each Closing, the Purchaser shall pay and the Seller shall receive the purchase price applicable to the number of Shares being purchased at such Closing, as set forth in the column headed "Aggregate Purchase Price" on Schedule I to this Agreement (the "Purchase Price"), to be paid by wire transfer or other credit in immediately available funds to the account previously designated by the Seller (the "Seller's Account").

2.	Closing.

2.1	Closing.  Subject to the terms and conditions of this Agreement, the sale and purchase of the Shares contemplated by this Agreement shall take place at multiple closings, to be held at 10:00 A.M.
        New York time on each of the dates set forth in the column headed "Closing Date" on Schedule I to this Agreement (each, a "Closing").

2.2	Closing Deliveries.  The following transactions shall occur at each Closing:

2.2.1	The Seller shall execute and deliver or cause to be delivered to the Purchaser all necessary documents and instructions necessary to effect the immediate transfer to the Purchaser of the number of Shares being purchased at such Closing, including delivering or causing to be delivered to the Purchaser stock certificates evidencing such number of Shares duly endorsed in blank, or accompanied by stock powers duly executed in blank, in form satisfactory to the Purchaser and with all required stock transfer tax stamps affixed or having such Shares credited to Purchaser's designated brokerage account;

2.2.2	The Purchaser shall deliver or cause to be delivered to the Seller the Purchase Price applicable to the number of Shares being purchased at such Closing by wire transfer or other credit in immediately available funds to the Seller's Account;

2.2.3	The Seller shall deliver or cause to be delivered to the Purchaser a receipt for the Purchase Price received by the Seller for the number of Shares purchased by the Purchaser at such Closing; and

2.2.4	Each of the Seller and the Purchaser shall deliver or cause to be delivered such other documents and instruments reasonably requested by the other party to consummate the transactions contemplated hereby.

2.3	Simultaneous Delivery.  Solely for purposes of determining the parties' respective rights and obligations hereunder, the signing and delivery of the agreements, documents, and instruments described in this Article 2, and all payments to be delivered or made at each Closing, and the completion of all transactions contemplated to be completed at each Closing, shall be deemed to have taken place simultaneously at such Closing, and no signing, delivery, payment or transaction shall be deemed to have occurred,been made or have taken place until all such signings,deliveries, payments and transactions related to such Closing have, in effect,been completed.

3.	Expenses; Transfer and Sale Taxes.

3.1	Expenses.  Except as otherwise specified in this Agreement, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses, whether or not any Closing shall have occurred.

3.2	Transfer and Sale Taxes.  All transfer and sales taxes and fees assessed or payable in connection with this Agreement or the transactions contemplated hereby shall be paid in equal proportion by the Seller and the Purchaser.

4.	Representations and Warranties

4.1	Seller's Representations and Warranties.  As an inducement to the
        Purchaser to enter into this Agreement, the Seller hereby represents and warrants to the Purchaser as follows:

4.1.1	Authority of Seller; Legal, Valid and Binding Obligation of Seller.
        The Seller has all necessary power and authority to enter into this Agreement, to carry out his obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Seller, and (assuming due authorization, execution and delivery by the Purchaser) this Agreement constitutes legal, valid and binding obligations of the Seller, enforceable against the Seller in accordance with its terms.

4.1.2	Title; Transferability.  The Seller has or at the applicable Closing will have valid title free and clear of any and all Encumbrances to, and the legal right and power to sell and transfer, the Shares sold at each Closing, and the transfer of such Shares to the Purchaser will pass title to such Shares, free and clear of all Encumbrances other than Encumbrances imposed by applicable securities Laws.

4.1.3	No Conflict.  The execution, delivery and performance of this
        Agreement by the Seller do not and will not (a) conflict with or violate any Law applicable to the Seller or any of his assets, properties or businesses, or (b) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Encumbrance on any of the Shares pursuant to, any agreement, instrument or arrangement to which the Seller is a party or by which any of the Shares or any of the Seller's assets or properties is bound or affected.

4.2	Purchaser's Representations and Warranties.  As an inducement to the Seller to enter into this Agreement, the Purchaser hereby represents and warrants to the Seller as follows:

4.2.1	Authority of Purchaser; Legal, Valid and Binding Obligation of
        Purchaser. The Purchaser has all necessary power and authority to enter into this Agreement, to carry out his obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by the Seller) this Agreement constitutes legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with its respective terms.

4.2.2	Investment Purpose.  The Purchaser is acquiring the Shares solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof.

4.2.3	No Conflict.  The execution, delivery and performance of this
        Agreement by the Purchaser do not and will not (a) conflict with or violate any Law applicable to the Purchaser or any of his assets, properties or businesses, or (b) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any agreement, instrument or arrangement to which the Purchaser is a party or by which any of the Purchaser's assets or properties is bound or affected.

5.	Additional Agreements.

5.1	Resignation of Seller as Officer and Director of the Company.  The
        Seller hereby covenants and agrees that, immediately after the Company's Annual Meeting of Stockholders on June 10, 2004, the Seller shall resign from his positions as Chairman of the Board of Directors of the Company and as a Director of the Company.

6.	Conditions to Closing.

6.1	Conditions to Obligations of the Seller.  The obligations of the
        Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to each Closing, of the following condition:

6.1.1	Representations, Warranties and Covenants.  The representations and warranties of the Purchaser contained in this Agreement shall have been true and correct when made and shall be true and correct as of such Closing with the same force and effect as if made as of such Closing.

6.2	Conditions to Obligations of the Purchaser.  The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to each Closing, of the following condition:

6.2.1	Representations, Warranties and Covenants.  The representations and warranties of the Seller contained in this Agreement shall have been true and correct when made and shall be true and correct as of such Closing with the same force and effect as if made as of such Closing.

7.	Termination, Amendment and Waiver

7.1	Termination.  This Agreement may be terminated at any time prior to 10:00A.M.,New York time,on June 23, 2004 (the "Final Closing"):

7.1.1	by the Purchaser if, between the date hereof and the Final
        Closing, any representations and warranties of the Seller contained in this Agreement shall not have been true and correct when made; or

7.1.2	by the Seller if, between the date hereof and the Final Closing, any representations and warranties of the Purchaser contained in this Agreement shall not have been true and correct when made; or

7.1.3	by the mutual written consent of the Seller and the Purchaser.

7.2	Effect of Termination.  In the event of termination of this
        Agreement as provided in this Article 7, this Agreement shall forthwith terminate with respect to the parties' obligations with respect to the purchase and sale of Shares at Closings scheduled to occur after the date of termination and there shall be no liability on the part of either party hereto except that nothing herein shall relieve either party hereto from liability for any breach of this Agreement.

8.	Definitions

8.1	Certain Definitions.  For purposes of this Agreement:

8.1.1	"Affiliate" means, with respect to any specified party, any other person or entity that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified party.

8.1.2	"Encumbrances" means any pledges, liens, security interests, encumbrances, restrictions (including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership) or other claims.

8.1.3	"Law" means any statute, law, ordinance, regulation, rule, code, order, requirement or rule of law.

9.	General Provisions

9.1	Further Action.  Each of the parties hereto shall use all
        reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated hereby.

9.2	Notices.  All notices, requests, claims, demands and other
        communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by facsimile or registered or certified mail (postage prepaid, return receipt requested) to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.2):

9.2.1	if to the Seller:

        Mr. Neil D. Nicastro
        999 N. Sheridan Road
        Lake Forest, IL 60045

9.2.2	if to the Purchaser:

        National Amusements, Inc.
        200 Elm Street
        Dedham, MA 02026

        Attention: Mr. Sumner M. Redstone

        with a copy to:

        Shearman & Sterling LLP
        599 Lexington Avenue
        New York, NY  10022-6069
        Facsimile:  212-848-7179
        Attention: Christa D'Alimonte

9.3	Public Announcements.  Upon the execution of this Agreement, the
        Seller shall issue a press release in the form attached hereto as Exhibit A.

9.4	Entire Agreement.  This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersedes all prior agreements and undertakings, both written and oral, between the Seller and the Purchaser with respect to the subject matter hereof.

9.5	Assignment.  This Agreement may not be assigned by operation of law or otherwise without the express written consent of the Seller and the Purchaser (which consent may be granted or withheld in the sole discretion of the Seller or the Purchaser). This Agreement and the provisions hereunder shall be binding upon and inure to the benefit of the parties and their permitted successors and assigns.

9.6	Amendment.  This Agreement may not be amended or modified except by an instrument in writing signed by, or on behalf of, the Seller and the Purchaser.

9.7	Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that State.

9.8	Counterparts.  This Agreement may be executed and delivered
        (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.


        IN WITNESS WHEREOF, the Seller and the Purchaser have caused this Agreement to be executed as of the date first written above.

        By:	 /s/ Neil D. Nicastro
                 Neil D. Nicastro

        By:	 /s/ Sumner M. Redstone
                 Sumner M. Redstone



                                  SCHEDULE I
                                  ----------
	CLOSING DATE		NUMBER OF SHARES         AGGREGATE
							PURCHASE PRICE
	June 7, 2004		100,000			$1,133,000
	June 8, 2004		100,000			$1,133,000
	June 9, 2004		100,000			$1,133,000
	June 10, 2004		100,000			$1,133,000
	June 11, 2004		100,000			$1,133,000
	June 14, 2004		100,000			$1,133,000
	June 15, 2004		100,000			$1,133,000
	June 16, 2004		100,000			$1,133,000
	June 17, 2004		100,000			$1,133,000
	June 18, 2004		100,000			$1,133,000
	June 21, 2004		100,000			$1,133,000
	June 22, 2004		100,000			$1,133,000
	June 23, 2004		50,000			$566,500




                                    EXHIBIT A
                                    ---------


                  FORM OF PRESS RELEASE


For Immediate Release

CONTACT:
Joseph N. Jaffoni, Nathan Ellingson
Jaffoni & Collins Incorporated
(212) 835-8500
mwy@jcir.com


NEIL D. NICASTRO TO RESIGN AS CHAIRMAN
OF THE BOARD OF MIDWAY GAMES

Chicago, Illinois, June 4, 2004 - Midway Games Inc. (NYSE:MWY) announced today that it has been informed by its Chairman of the Board of Directors, Neil D. Nicastro, that Mr. Nicastro intends to resign as Chairman of the Midway board immediately following the June 10 annual meeting of Midway stockholders.

"I believe that Midway is a tremendous company with a bright future, but for personal and professional reasons the time has come for me to move on," said Mr. Nicastro.

Midway's largest shareholders are Sumner M. Redstone and National Amusements Inc., who collectively own approximately 68% of Midway's outstanding shares. Mr. Redstone stated, "I personally appreciate the dedication and skill Neil has brought to his work for Midway over the years. Midway will announce a highly qualified successor shortly following the June 10th annual meeting."

Midway Games Inc. is a leading developer and publisher of interactive entertainment software. Midway videogames are available for play on all major videogame platforms including the PlayStation2 computer entertainment system, Xbox(TM) video game system from Microsoft,and Nintendo GameCube(TM) and Game Boy(TM) Advance.

This press release contains forward-looking statements concerning future business conditions and the outlook for Midway Games Inc.
(the "Company") based on currently available information that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in the forward-looking statements as a result of these risks and uncertainties,including, without limitation, the financial strength of the interactive entertainment industry, dependence on new product introductions and the ability to maintain the scheduling of such introductions, technological changes, dependence on major platform manufacturers and other risks more fully described under "Item 1. Business -
Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2003, and in the more recent filings made by the Company with the Securities and Exchange Commission.